September 27, 2011

VIA ELECTRONIC DELIVERY
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549-4628

Re:	Juhl Wind, Inc.
December 31, 2010 Form 10-K filed March 31, 2011
June 30, 2011 Form 10-Q filed August 15, 2011
File Number 0-54080

Dear Mr. O’Brien:

              This letter is in response to your comment letter dated September 13, 2011 regarding the Annual Report on Form 10-K for December 31, 2010 filed March 31, 2011 (the “10-K”) and the Quarterly Report on Form 10-Q for June 30, 2011 filed August 15, 2011, each filed by Juhl Wind, Inc. (the “Company”).

COMMENT 1

June 30, 2011 Form 10-Q

1.           We note that the $1 million “Advance on sale of project development rights” comprises 23% of your reported operating cash flow. The disclosure in Note 18 states that this advance was received in connection with the Crofton Hills development services agreement. Please explain to us how you have classified the cash payments you have made to develop the asset being sold. Specifically, please identify the Balance Sheet, Income Statement and Cash Flow Statement accounts that have and will be used to recognize these costs. If these costs were incurred to develop an asset that you intended to sell, then presumably such costs would be classified as operating cash outflows consistent with ASC 230-10-45. Our understanding is that these costs are incurred in connection with the “Development Agreements” revenue generating activity described in Note 20. However, it appears that all project development costs are classified as investing cash flows. Please provide an analysis that clearly supports the basis for classifying your project development cost disbursements as investing instead of as operating cash flows.

U. S. Securities and Exchange Commission
September 27, 2011

Response:

In connection with the $1 million advance received pursuant to the Crofton Hills wind farm development project, we need to emphasize the distinction between the wind farm development projects that we are a developer/owner and wind farm development projects where we are act as a project developer only.

Crofton Hills is a ‘developer only’ arrangement whereby we are assisting a group of local owners (who are generally unfamiliar with the myriad of requirements to achieve a fully functional commercial wind farm) with the development of the wind farm project. In these types of projects, we do not take an equity position in the entity.  Our services are consultative in nature, and a signed development services agreement (DSA) depicts the general scope and fees for the engagement. A point of emphasis is that the Company did not maintain any ownership interest in Crofton Hills. Any expenses that we incur with respect to the project work are reimbursable by the project owners. At March 31, 2011, the current asset called Reimbursable Project Costs, an operating cash flow asset, included approximately $71,000 due from the limited liability company formed by the local owners of Crofton Hills.  The non-current asset “Project Development Costs” did not include any costs for Crofton Hills since we are not developing an asset that we intend to hold as a productive investment.

As we had disclosed in our footnotes to the financial statements included in our quarterly report on Form 10Q for March 31, 2011, we agreed with the local owners to enter into an agreement to sell our development services work to-date. The local owners were approached by a large utility/developer who had expressed strong interest in completing the development work at the site, which is adjacent to another one of their wind farm projects. The $1 million cash advance from March 1, 2011 was recorded as a liability on the balance sheet.  Subsequently on August 1, 2011, a final closing occurred of the sale of our development work-to-date resulting in an additional $1,250,000 received in cash.  In our upcoming quarterly report on Form 10Q for September 30, 2011, we intend to record as Wind Farm Development and Management Revenue a total of approximately $2,179,000 (total cash price received comprised of the $1 million advance, the $1.25 million final payment, less reimbursable costs of approximately $71,000 as operating cash flow).

The development services provided to Crofton Hills, along with the sale of the development work to-date, are considered an ‘operating activity’ for purposes of our financial statements since development services are considered in our ordinary course of business. We believe that the sale of our development work to-date was appropriately treated as an operating activity.

U. S. Securities and Exchange Commission
September 27, 2011

At this point in our response, we would like to comment on the topic of Project Development Costs, which we are considering an “investing activity” for purposes of our financial statements.  Unlike Crofton Hills, the Company  may sometimes obtain an initial equity ownership interest in a project entity, either controlling or non-controlling.   It is our intention that part (or all) of our equity ownership will be replaced with permanent equity investors before placing the project in service, but until such time that it is more-likely-than-not the project obtains permanent equity, we believe it is appropriate to reflect any Project Development Costs as an investing activity. The Company incurs project costs such as permit fees, environmental and wind studies, and other start-up costs. Those capitalized Project Development Costs are shown as a non-current asset and represent the accumulation of costs incurred on projects that we own, are a partial owner of, or are considered the primary beneficiary of the entity/project.  Due to our status as an equity  owner, we believe that we should appropriately classify such costs as an investing activity until such time as the project may be sold, or the decision to sell the investment.

Our significant accounting policy footnotes to our financial statements included in our annual and quarterly reports provide for a distinction between Project Development Costs and Reimbursable Project Costs, as set forth below:

REIMBURSABLE PROJECT COSTS
Reimbursable project costs represent advances made on behalf of wind farm entities to assist them in the legal, preconstruction project costs, or other temporary advances made prior to construction.

PROJECT DEVELOPMENT COSTS
Project development costs represent amounts paid by the Company for projects that the Company is either: (1) the wind farm developer and project owner, (2) a partial project owner, or (3) is the primary beneficiary of the project. Project development costs are carried as a long-term asset until such time that the Company receives a reimbursement as a part of the permanent debt or equity financing of a commissioned wind farm project, or alternatively, the Company may convert these costs into an investment in the project.

COMMENT 2

General

2.           Please note that the representations provided at the end of your response letter to us, dated September 6, 2011, must be signed by the company. Please have the company file a written copy of these acknowledgements, signed by the company, as correspondence on EDGAR.

Response:

The Company has included below the acknowledgements as requested.

The Company and management acknowledge and understand that they are responsible for the accuracy and adequacy of the disclosures made in the filings. The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

U. S. Securities and Exchange Commission
September 27, 2011

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/John Mitola John Mitola President